HORACE L. NASH PARTNER	HNASH@FENWICK.COM (650) 335-7934

CONFIDENTIAL TREATMENT REQUESTED BY AMYRIS, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

June 23, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker
Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)
Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

We are submitting this letter on behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company”), in connection with the Registration Statement on Form S-1 (File No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (“Commission”) on April 16, 2010 (“Registration Statement”). Because of the commercially sensitive nature of information contained herein, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission June 23, 2010 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY AMYRIS, INC.

The lead underwriters for the offering have advised the Company that they expect to recommend a price range between $[*] and $[*] per share for this offering. The specific $2.00 price range has not yet been determined, and the Company has not yet included a price range in the Registration Statement. The Company expects to do so in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,

/s/ Horace Nash
Horace L. Nash

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.